SPESCOM SOFTWARE INC.

10052 MESA RIDGE COURT, SUITE 100
SAN DIEGO, CALIFORNIA  92121

March 10, 2006

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.
Washington, D.C. 20549

Attention: Ms. Rebekah Toton

Re:	Spescom Software Inc.
Registration Statement on Form S-1
File No. 333-130892

Dear Ms. Toton:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Spescom Software Inc. (the “Company”) hereby respectfully requests that the registration statement on Form S-1 (File No. 333-130892) filed by the Company with the Securities and Exchange Commission on January 6, 2006, together with all exhibits thereto (collectively, the “Registration Statement”), be withdrawn, effective immediately.

The Company is requesting the withdrawal of the Registration Statement because it has determined that proceeding with the Registration Statement is no longer in the best interests of the Company or its investors. The majority of the securities included on the Registration Statement are issuable upon conversion of certain shares of the Company’s preferred stock that the Company plans to exchange as part of a private placement. Specifically, as our attorneys at Gibson, Dunn & Crutcher LLP have discussed with the Division of Corporation Finance staff, the Company plans to consummate a private placement of securities that includes the issuance of certain shares of the Company’s Series I Convertible Preferred Stock in exchange for the outstanding shares of the Company’s Series H Convertible Preferred Stock. The shares of the Company’s common stock issuable upon conversion of those shares of Series H Convertible Preferred Stock, which preferred shares will be cancelled upon their exchange, make up the majority of the securities included on the Registration Statement.

The Company confirms that the Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.

If you should have any questions regarding this request for withdrawal, please contact Russell C. Hansen at (650) 849-5383 or Michel J. Scanlon at (202) 887-3668. Thank you for your courtesy and cooperation in this matter.

Very Truly yours,

SPESCOM SOFTWARE INC.

\s\ John W. Low
John W. Low
Chief Financial Officer and Secretary

cc:	Russell C. Hansen, Gibson, Dunn & Crutcher LLP
Michael J. Scanlon, Gibson, Dunn & Crutcher LLP
Jeffrey N. Petit, Gibson, Dunn & Crutcher LLP